GRUPO MODELO, S.A. DE C.V.

RECEIVED
2004 JUN -9 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

May 31, 2004

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

04030919

SUPPL

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

dlw 6/22

Name: Jorge Siegrist Prado
Title: General Counsel

Enclosure[s] : Stock Report (submitted to the *Bolsa Mexicana de Valores* on May 31, 2004).

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

TRANSLATION FOR INFORMATION PURPOSES ONLY

[Letterhead of Grupo Modelo, S.A. de C.V.]

May 31, 2004

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
Av. Paseo de la Reforma No. 255, Planta Baja
Col. Cuauhtémoc
C.P. 06500
Mexico, D.F.

To: Mr. Pedro Díez Sánchez
Market Surveillance Subdirector

In compliance with that set forth in Articles 27 and 28 of the general Provisions applicable to securities issuers' and to other participants of the security market issued by the Securities and Banking National Commission *(Comisión Nacional Bancaria y de Valores)* in connection with paragraph I and IX of the provision 4.033.00 of the Internal Regulation of the above mentioned Institution, we hereby provide to the Security Market the information related to the total number of shares representing the capital stock of Grupo Modelo, S.A. de C.V. (the "Issuer"), distributed among the public investor, as follows:

1. ISSUER ID: GMODELOC

2. CAPITAL STOCK ISSUED AND PAID: <u>$2,839,652,300.00</u>

3. Distribution de Shares

Series	Total amount of shares	Total number of investors
"A"	1,459,389,728	1
"B"	1,142,017,984	1
"C"	650,351,920	1,741

Minus:

4. Shares owned by the members of the Board of Directors, the Chief Executive Officer and Executive Officers who hold positions within the two immediate levels from the Chief Executive Officer of the Issuer and its Subsidiaries:

Series	Total amount of shares	Total number of investors
"C"	136'909,102	105

5. Shares owned by persons that individually, directly or indirectly, hold 30% or more over such securities, and that represent also such percentage in the common capital stock of the Issuer, or that have the possibility, under any title, to impose decisions at

the general shareholders' meetings or to appoint or revoke the majority of the members of the board of directors of the Issuer. Do not include the information set forth in item 4.

Series	Total amount of shares	Total number of investors
	Not applicable	

6. Shares owned by a group of persons which have any blood relation or relatives up to second degree, or civil relation, including in such group their espouses, concubines, and the individuals or entities, that arrange their decisions or hold agreements in order to take their decisions in the same way, holding directly or indirectly, 30% or more over such securities, and that also represent such percentage in the common capital stock of the Issuer, or, that have the possibility, under any title, to impose decisions at the general shareholders' meetings or to designate or revoke the majority of the members of the board of directors of the Issuier. Do not include the information set forth in items 4 and 5.

Series	Total amount of shares	Total number of investors
	Not applicable	

7. Shares owned by persons who have an economic relationship with the persons mentioned in items 5 and 6. Do not include the information set forth in items 4, 5 and 6.

Series	Total amount of shares	Total number of investors
	Not applicable	

8. Shares owned by Institutions acting as trustees of such trusts incorporated with the purpose of establishing retirement savings plans, retirement payments, seniority premiums or stock buying options to the employees of the Issuer, or any other found with similar purposes, incorporated by the Issuer or with participation in their estate. Do not include the information stated above in items 4, 5, 6 and 7.

Series	Total amount of shares	Total number of investors
	Not applicable	

Result:

9. Shares distributed among the public investors (the result of subtracting from the shares reported in item 3, the sum of the securities reported in items 4 to 8):

Totals	Series	Total amount of shares	Number of investors
Total series	"C"	487,365,334	1,617

10.	The Secretary of the Board of Directors gave knowledge to such Board, of the obligations, liabilities and recommendations derived from the Ethic Professional Code of the Mexican Stock Market Community, the Corporation Practices Code, the Internal Regulations of the Mexican Stock Exchange Market, and the other applicable regulations. Likewise, the secretary provided those documents to the Members of the Board.	Under implementation

The undersigned, acting as secretary of the Board of Directors of Grupo Modelo, S.A. de C.V. under oath, provide to such Institution the information hereby stated, for purposes of evaluation of the compliance of the requirements regarding the filing maintenance of Grupo Modelo S.A. de C.V. shares in the above mentioned National Securities Registry and in the list of securities authorized for quotation in the Stock Exchange Market.

Sincerely,

(Illegible Signature)
Jorge Siegrist Prado
Secretary of the Board of Directors